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daniel.litowitz@shearman.com 212.848.7784	January 27, 2017

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:                             American Axle & Manufacturing Holdings, Inc.

Registration Statement on Form S-4

Filed December 19, 2016

File No. 333-215161

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 12, 2017 with respect to the Registration Statement on Form S-4 (File No. 333-215161) of American Axle & Manufacturing Holdings, Inc. (“AAM”) filed with the Commission on December 19, 2016 (the “Form S-4”) and is submitted on behalf of AAM.  AAM has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold.  AAM’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of Amendment No. 1.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK
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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions AAM has made to the Form S-4, including revisions made in response to the Staff’s comments.

General

1.                                      We refer to our letter dated December 30, 2016 relating to the Metaldyne Performance Group Inc. Form 10-K for the fiscal year ended December 31, 2015. Please be advised that we will not be in a position to accelerate the effective date of this registration statement until we have resolved all outstanding comments on the Metaldyne Form 10-K.

AAM acknowledges the Staff’s comment and respectfully refers the Staff to the letter from Mark Blaufuss, Chief Financial Officer of Metaldyne Performance Group Inc. (“MPG”), to the Commission responding to the Staff’s comments regarding MPG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36774) (the “Form 10-K”), which was submitted to the Commission on January 13, 2017.  AAM will not request acceleration of the effective date of the Registration Statement until all outstanding comments related to the review of MPG’s Form 10-K have been resolved.

2.                                      Please provide us copies of the “board books” and any other materials provided to the board and management of American Axle and Metaldyne, respectively, in connection with the proposed transaction, including all presentations made by the financial advisors.

In response to the Staff’s request, AAM respectfully informs the Staff that a copy of each presentation provided by Greenhill & Co., LLC (“Greenhill”) to the board and management of AAM in connection with the proposed transaction has been provided directly to the Staff by Mayer Brown LLP (“Mayer Brown”), as counsel to Greenhill, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended (“Rule 418”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  In accordance with such Rules, such presentations have been provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof.  Such presentations are not, and will not be, filed with or deemed to be part of the Form S-4, including any amendments thereto.  A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 has also been made by Mayer Brown on behalf of Greenhill.

AAM further respectfully informs the Staff that a copy of each presentation provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to the board and management of MPG in connection with the proposed transaction has been provided directly to the Staff by Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), as counsel to BofA Merrill Lynch, under separate cover on a confidential and supplemental basis pursuant to Rule 418 and Rule 12b-4.  In accordance with such Rules, such presentations have been provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof.  Such presentations are not, and will not be, filed with or deemed to be part of the Form S-4, including any amendments thereto.  A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 has also been made by Cleary on behalf of BofA Merrill Lynch.

The Merger, page 58

Background of the Merger, page 58

3.                                      Please briefly describe the strategic alternatives considered by the MPG board with the assistance of BofA Merrill Lynch in the discussions on June 7, October 30, and November 1, 2016 and why those alternatives were not pursued.

In response to the Staff’s comment, the disclosure has been revised on pages 60, 68 and 69 of Amendment No. 1.

Opinion of AAM’s Financial Advisor, page 79

Precedent Transaction Analysis, page 83

4.                                      Please briefly describe the criteria Greenhill used to determine the precedent transactions selected by it for use in this analysis.  Please similarly revise the description of the selected precedent transactions analysis conducted by BofA Merrill Lynch on page 90.

In response to the Staff’s comment, the disclosure has been revised on pages 84 and 91 of Amendment No. 1.

5.                                      Please quantify the amount Greenhill was reimbursed by AAM for the out-of-pocket expenses referenced in the second full paragraph on page 85.

In response to the Staff’s comment, the disclosure has been revised on page 86 of Amendment No. 1.

Certain Unaudited Prospective Financial Information of AAM and MPG, page 97

6.                                      You state in the second sentence of the second full paragraph on page 99 that “[n]one of AAM, MPG or their respective affiliates or advisors assumes any responsibility to stockholders of AAM or MPG for the accuracy of this information.”  While the staff does not object to the inclusion of qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for disclosure appearing in the joint proxy statement/prospectus.  Please revise accordingly.  Please similarly revise the carryover paragraph beginning at the bottom of page 100.

In response to the Staff’s comment, the disclosure has been revised on pages 99 and 101 of Amendment No. 1.

Financing Relating to the Merger, page 121

7.                                      Please disclose any material financial covenants, to the extent determined, under the commitment letter with JPMorgan and the facilities to be entered into in connection with the merger.  Additionally, please file the commitment letter as an exhibit to your amended registration statement.  See Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s request regarding filing the commitment letter, AAM respectfully submits that the commitment letter, dated November 3, 2016, with JPMorgan Chase Bank, N.A. (“JPMorgan”), provides a commitment on JPMorgan’s part to agree to enter into contracts with AAM to provide the financing.  Therefore, AAM respectfully submits that the commitment letter is not a material contract required to be filed as an exhibit to the Form S-4 pursuant to Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.  Once those contractual arrangements are negotiated and executed, AAM will file them in compliance with the requirements of Form 8-K and Item 601 of Regulation S-K.  AAM, however, included in the Form S-4 a summary of the material provisions of the commitment letter as well as disclosure regarding its contingent nature.

In response to the Staff’s request regarding the disclosure of any material financial covenants, to the extent determined, AAM respectfully refers the Staff to the disclosure included in the Form S-4 (see page 122 of Amendment No. 1 (the fourth full paragraph)), which is included below for reference.

“The documentation for the term loan facilities and the revolving facility will contain events of default, representations and warranties and covenants reasonably consistent with the Borrower and MPG’s respective existing credit facilities. The term loan A facility and the revolving facility will also be subject to financial maintenance covenants requiring the Borrower to maintain a leverage ratio at or below a maximum level to be agreed and a consolidated EBITDA to cash interest expense ratio at or above a minimum level to be agreed.”

This disclosure describes the material financial covenants that will be applicable to the facilities to be entered into in connection with the merger.  The specific maximum and minimum levels referenced in this disclosure, however, have not yet been determined by the applicable parties.  Accordingly, AAM respectfully submits that no further disclosure in respect of such material covenants would be appropriate until further details regarding such covenants have been determined.

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Please do not hesitate to contact the undersigned at (212) 848-7784 with any questions or comments you may have.

Yours faithfully,

/s/ Daniel Litowitz

DL

Enclosure (by courier only)

cc:                                J. Nolan McWilliams — Securities and Exchange Commission
Christopher J. May — American Axle & Manufacturing Holdings, Inc.
David E. Barnes — American Axle & Manufacturing Holdings, Inc.
Scott Petepiece — Shearman & Sterling LLP
Lisa L. Jacobs — Shearman & Sterling LLP
Thomas M. Dono, Jr. — Metaldyne Performance Group Inc.
Michael E. Lubowitz — Weil, Gotshal & Manges LLP